UNDERTAKING TO FILE WARRANT INDENTURE

To:	Autorité des marchés financiers ("AMF"), as principal regulator
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

RE:	Final Short Form Prospectus of Peak Fintech Group Inc. (the "Corporation") dated June 22, 2021

The Corporation hereby undertakes to the Commissions that, pursuant to subparagraph 4.2(a)(x.1) of National Instrument 44-101 - Short Form Prospectus Distributions, the Corporation will file an executed copy of the Warrant Indenture between the Corporation and AST Trust Company (Canada), as warrant agent, to be dated as of the date of closing of the offering of units of the Corporation, promptly and in any event no later than seven days after its execution.

All capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the Prospectus.

DATED as of June 22, 2021.

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DATED as of the date first written above.

PEAK FINTECH GROUP INC.

By:	(signed) "Johnson Joseph"
Name: Johnson Joseph Title: President and Chief Executive Officer